NephroGenex, Inc.

3200 Beechleaf Court, Suite 900

Raleigh, NC 27604

December 14, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

RE:                          NephroGenex, Inc.
Registration Statement on Form S-3

File No. 333-208263

Acceleration Request

Dear Ms. Hayes:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of NephroGenex, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Tuesday, December 15, 2015, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•                                     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Joel I. Papernik of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6774 with any comments or questions regarding the Registration Statement.

Very truly yours,

NephroGenex, Inc.

/s/ Pierre Legault
By: Pierre Legault
Its: Chief Executive Officer

cc:                                Tara Keating Brooks, Securities and Exchange Commission

Joseph McCann, Securities and Exchange Commission

Joel I. Papernik, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.